September 20, 2018

Greg L. Armstrong
Chairman of the Board and Chief Executive Officer
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, TX 77002

       Re: Plains All American Pipeline, L.P.
           Registration Statement on Form S-3
           Filed September 14, 2018
           File No. 333-227359

Dear Mr. Armstrong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Alan Beck, Esq.